UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported):   October 1, 2002

N A V I S T A R   I N T E R N A T I O N A L
C O R P O R A T I O N

(Exact name of registrant as specified in
its charter)

Delaware   1-9618
36-3359573

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(State or other jurisdiction of   (Commission File No.)
(I.R.S. Employer
incorporation or organization)
Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois
60555

(Address of principal executive offices)
(Zip Code)

Registrant's telephone number, including area
code (630) 753-5000

ITEM 5.   OTHER EVENTS

On October 1, 2002, International Truck and Engine Corporation, the principal operating company of Navistar
International Corporation, notified the National Highway Traffic Safety Administration (NHTSA) of a program to affect a
voluntary safety recall of hydraulic anti-lock brake system electronic control units (ECU) manufactured by a third
party and installed on certain International and IC brand vehicles. To date, no injuries have been reported as a
result of this issue. International has identified the population that could be affected by this recall, which could
be up to approximately 90,000 units in the U.S. and Canada. Notice to owners will be sent and the recall will commence
promptly after NHTSA approval. The Company expects to record a fourth-quarter pre-tax charge of approximately $51
million, for estimated costs associated with this recall. The Company anticipates that approximately $6 million of the
charge will be incurred in the first quarter of fiscal year 2003, and that approximately $4 million, $9 million and $10
million will be incurred in each of the second, third and fourth quarters of fiscal year 2003, respectively for a full
year total of $30 million. Approximately $14 million of the charges are expected to be incurred in 2004 and
approximately $7 million in 2005 and beyond. The Company intends to pursue a recovery of these costs from the
manufacturer of the ECU, but has not included any potential recovery in its estimates.

As a result of the recall, the Company has revised its fiscal year 2002 fourth-quarter earnings guidance to a loss of
($.72) to ($.77) per share from continuing operations.

                                        Forward Looking Statements

Certain statements discussed in this Item that are not purely historical constitute "forward-looking statements"
under the Private Securities Litigation Reform Act of 1995 and involve risks and uncertainties, such as
statements involving the likely financial impact of this recall and the ability of the Company to recover recall
costs from trade suppliers. These forward-looking statements are based on current management expectations as of
the date made. The Company assumes no obligation to update any forward-looking statements. It is important to
note that actual results and ultimate   corporate   actions could differ   materially from those in such
forward-looking statements. Factors that might cause such a difference might include, but are not limited to,

those detailed from time to time in the Company's SEC reports,
including report on Form 10-K for the year ended
October 31, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,
the registrant has duly caused this report
to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION

                Registrant

Date: October 1, 2002   /s/ Mark T. Schwetschenau

                                   Mark T. Schwetschenau
                                   Vice President and
Controller
                                   (Principal Accounting
Officer)